Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2008 AUG 18 A 7:36

[redacted]

08004369

13 August 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

PROCESSED
AUG 20 2008
THOMSON REUTERS

per Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	31 July 2008 re Macquarie Group Limited fully paid ordinary ("MQG") shares and options over MQG shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Date of change	• 4 July 2008; and • 11 August 2008.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/75918_1

No. of securities held prior to change	MQG Shares: • 23,126 MQG shares held by W Richard Sheppard (8,519 of which held via the Executive Committee sub-plan of the MGSSAP); • 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and • 2,042 MQG shares held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary. Unlisted options over MQG shares, held by W Richard Sheppard: • 33,334 options over unissued fully paid ordinary shares exercisable at $32.75 per option, expiring on 09/08/2009; • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option, expiring on 01/08/2010; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option, expiring on 01/08/2011. Unlisted options over MQG shares held by Lipno Holdings Pty Limited: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option, expiring on 15/08/2012.
Class	MQG fully paid ordinary shares
Number acquired	80 MQG shares allotted to Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary on 4 July 2008.
Number disposed	2,122 MQG shares sold by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary on 11 August 2008.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $50.95 per MQG share allotted on 4 July 2008 • 158 shares sold at $54.42 per MQG share on 11 August 2008; • 1,444 shares sold at $54.57 per MQG share on 11 August 2008; and • 520 shares sold at $54.65 per MQG share on 11 August 2008.

+ See chapter 19 for defined terms.

No. of securities held after change	MQG Shares: • 23,126 MQG shares held by W Richard Sheppard (8,519 of which held via the Executive Committee sub-plan of the MGSSAP); • 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and Unlisted options over MQG shares, held by W Richard Sheppard: • 33,334 options over unissued fully paid ordinary shares exercisable at $32.75 per option, expiring on 09/08/2009; • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option, expiring on 01/08/2010; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option, expiring on 01/08/2011. Unlisted options over MQG shares held by Lipno Holdings Pty Limited: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option, expiring on 15/08/2012.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Fully paid ordinary MQG shares allotted pursuant to the Dividend Reinvestment Plan on 4 July 2008; and • Fully paid ordinary MQG shares sold via on market trade on 11 August 2008.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2008

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/75918_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,898
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	23,368 @ $28.74 1,668 @ $32.26 1,668 @ $33.45 4,168 @ $33.76 3,034 @ $36.99 10,992 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	33,906 shares were issued on exercise of employee options 10,992 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	44,898 on 12/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,845,660	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,529,757	Options over Ordinary Shares at various exercise prices
		1,534,374	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,534,374 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 August 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

11 August 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 8 August 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 8 August 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,964
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	8,250 @ $24.54 21,543 @ $28.74 1,666 @ $29.00 5,834 @ $32.26 8,671 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	45,964 on 11/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,800,762	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,563,663	Options over Ordinary Shares at various exercise prices
		1,545,366	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,545,366 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	18 June 2008 re Zero Cost Collar transactions with Macquarie Bank Limited ("MBL") over Macquarie Group Limited ("MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

cag cosec syd prd/74676 2

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	The maturity date of the following existing Zero Cost Collar transactions has been extended from 1 August 2008 to 1 December 2008: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 107,083 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 1 August 2008, in respect of those shares; • The Zero Cost Collar transaction between David Clarke and MBL in respect of 153,296 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 1 August 2008, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and MBL in respect of 100,784 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 1 August 2008, in respect of those shares. The following existing Zero Cost Collar transactions remained unchanged: • The Zero Cost Collar transaction between David Clarke and MBL in respect of 25,196 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares; and • The Zero Cost Collar transaction between Karii Pty Limited and Macquarie Bank Limited ("MBL") in respect of 213,517 fully paid ordinary MQG shares, which had the effect of acquiring cash-settled put options against movements in the MQG share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	1 August 2008

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	As consideration for extending the maturity date on the 3 collars previously due to mature on 1 August 2008: • David Clarke paid a net total of $44,197.17 to extend the maturity dates of two collars; and • Karii Pty Limited received $4,031.36 for extending the maturity date of one collar.
Interest after change	N/a

Dated: 8 August 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	173,731
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	145,637 @ $28.74 1,168 @ $32.26 3,036 @ $32.75 6,668 @ $33.11 400 @ $39.64 4,166 @ $49.16 12,656 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	161,075 Shares were issued on exercise of employee options. 12,656 shares were issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	173,731 on 08/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,754,798	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,609,627	Options over Ordinary Shares at various exercise prices
		1,545,366	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,545,366 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 August 2008
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,716
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	31,716 @ $28.74 5,000 @ $32.26
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	36,716 on 07/08/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,581,067	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,792,818	Options over Ordinary Shares at various exercise prices
		1,558,022	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,022 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,902
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	11,168 @ $28.74 1,634 @ $32.26 3,368 @ $32.75 1,732 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per other fully paid ordinary shares already quoted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,902 on 06/08/2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,544,351	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	37,845,493	Options over Ordinary Shares at various exercise prices
		1,558,022	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,558,022 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 August 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE



Macquarie Specialist Funds Quarterly

June 2008

MACQUARIE

Disclaimer

This presentation has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of any forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited.

Other than Macquarie Bank Limited ABN 46 008 583 542 (MBL), any Macquarie Group entity or Macquarie-managed fund noted in this presentation is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). That entity's obligations do not represent deposits or other liabilities of MBL. MBL does not guarantee or otherwise provide assurance in respect of the obligations of that entity, unless noted otherwise.

All figures as at 30 June 2008, except where otherwise indicated.

	Page

Contents – Macquarie Capital Funds Snapshots

Fund		Page

Contents – Real Estate Funds Snapshots

Introduction to Macquarie Specialist Funds

- Macquarie Group Limited ("Macquarie" or "MQG") has established a leading position in specific asset class investor funds (specialist funds)
- At 30 June 2008, specialist assets under management totalled $A167 billion. Specialist fund activities span sectors including infrastructure and related sectors (toll roads, airports, communications infrastructure, energy utilities and other asset classes), sector-specific real estate assets (retail, office, industrial, commercial and global opportunity development), private equity and development capital
- Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets
- Macquarie now has listed funds in Australia, Canada, USA, Korea and Singapore. It has unlisted funds in Australia, Korea, Hong Kong, Canada, USA, Europe, South Africa and the Middle East (see page 104 for list of funds)
- Macquarie's experience and expertise provide a competitive advantage in acquiring and managing assets, thereby delivering superior returns to fund investors

Introduction to Macquarie Specialist Funds

- The majority of Macquarie's specialist funds are managed by different wholly-owned or joint venture management companies within two Groups:
  - Macquarie Capital Funds housed within Macquarie Capital
  - Real Estate Funds housed within the Real Estate Group
- Each area is dealt with separately in this document

Macquarie Capital → **Macquarie Capital Funds**

Sectors of focus:
- Infrastructure
- Media
- Private Equity

Real Estate Group → **Real Estate Funds**

Sector of focus:
- Real estate:
  - Retail
  - Office
  - Residential
  - Leisure
  - Industrial
  - Diversified

Total Assets under Management (AUM)

	As at		
	Jun 08 ($Am)	Mar 08 ($Am)	Sep 07 ($Am)
Specialist funds			
Infrastructure	**127,986**	131,222	121,602
Real Estate	**22,880**	23,532	18,714
Other	**15,952**	17,707	17,406
Total specialist funds	**166,818**	172,461	157,722
Non-specialist funds			
Retail	**20,486**	20,739	21,601
Wholesale	**38,100**	38,813	44,752
Total non-specialist funds	**58,586**	59,552	66,353
Total assets under management	**225,404**	232,013	224,075

Specialist Assets under Management



$Ab
200
180
160
140
120
100
80
60
40
20
0
Infrastructure
Real Estate
Other specialist
2005
2006
2007
2008
Jun 08

Years ended 31 March

Specialist fund raisings

- $A2.9b raised over the 3 months to 30 June 2008
- 69% from international investors and 97% into unlisted funds or syndicates


$Ab
15
12
9
6
3
0
3 months to
30 Jun 08
1H07
2H07
1H08
2H08
1Q09

Fund	Raising ($Ab)
Unlisted infrastructure	1.22
Listed Infrastructure	0.08
Unlisted Real Estate	1.06
Other	0.58
1Q09 TOTAL	**$A2.9b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2008 to 30 June 2008, including equity raised via DRP. Includes committed, uncalled capital.

A broad range of Specialist Assets under Management


Retail Real Estate 5%
Commercial Real Estate 7%
Communications Infrastructure 13%
Energy & Utilities 20%
Airports 12%
Roads 21%
Tourism/Leisure & Residential Real Estate 2%
Investment Funds 5%
Other 15%

Comprises listed and unlisted Infrastructure, Real Estate and Other specialist assets under management at 30 June 2008

79% of assets in Specialist funds and syndicates located outside Australia


Americas 22%
Australia 21%
Asia-Pacific 10%
Europe, Africa & Middle East 47%

Comprises listed and unlisted Infrastructure, Real Estate and Other specialist assets under management at 30 June 2008

Specialist funds management income

Base fees



$Am
350
300
250
200
150
100
50
0
Infrastructure
Real Estate
Other specialist
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

Performance fees



$Am
250
200
150
100
50
0
Infrastructure
Real estate
Other specialist
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08

A Robust Governance Framework

- Each listed vehicle has its own Board with a majority of directors independent of Macquarie
- Each listed vehicle has its own Managing Director and/or Chief Executive Officer
- Staff dedicated to each fund serving interests of fund securityholders and Boards of funds
- Strict 'Chinese Walls' separation between the specialist funds management businesses and other parts of Macquarie
- Related party transactions are undertaken on arms length terms
- Fees are subject to third party expert review or are benchmarked to market
- Only independent directors, or in the case of some unlisted funds, investor representatives, make decisions about related party transactions

Alignment of interests

Base management fees alignment	Performance fees alignment	Macquarie executive remuneration alignment
Base management fees are calculated as: For Macquarie Capital Funds – a percentage of fund market capitalisation or committed/invested capital for unlisted funds For Real Estate funds – a percentage of total assets or assets under management for unlisted funds	Performance fees only payable where fund performance exceeds a benchmark (stock market indices or agreed rate of return)	Where a Macquarie employed Executive Director from a specialist funds business is directly and solely involved in the management of a specialist fund, 20% of their profit share allocation will be notionally invested by Macquarie in that fund
Macquarie incentivised to grow the fund security price	Macquarie incentivised for the fund to outperform its benchmark	Where an Executive Director from a specialist funds business is not solely involved in a specific fund, 20% of their profit share allocation will be notionally invested by Macquarie in an appropriate basket of Macquarie-managed funds Subject to vesting arrangements and no disqualifying events, retained profit share vesting commences at year five and does not fully vest until year 10

Macquarie's equity investments in funds further align interests

- Substantial investments held in Macquarie-managed funds – $A3.6 billion


$Ab
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Mar-07
Mar-08
Jun-08
Other Macquarie-managed specialist funds
Other Macquarie-managed real estate funds
Other Macquarie-managed infrastructure funds
Macquarie Office Trust
Macquarie Media Group
Macquarie Prime REIT
Macquarie Korea Infrastructure Fund
Macquarie International Infrastructure Fund
Macquarie Infrastructure Partners
Macquarie Infrastructure Group
Macquarie Infrastructure Company
Macquarie European Infrastructure Funds
Macquarie Diversified (AA) Trust
Macquarie CountryWide
Macquarie Communications Infrastructure Group
Macquarie Capital Alliance Group
Macquarie Airports

Macquarie's listed specialist funds have outperformed over the long-term

LISTED FUNDS ACCUMULATED PERFORMANCE VS ALL ORDINARIES ACCUMULATION AND MSCI WORLD ACCUMULATION INDICES



Index
800
700
600
500
400
300
200
100
0
— Macquarie Listed Specialist Funds
— All Ordinaries Accumulation Index
— MSCI World ($A)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Stocks currently included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie DDR Trust, DUET Group, Macquarie Capital Alliance Group, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 June 2008, indexed at 31 December 1995

MACQUARIE



Macquarie Capital Funds

SPECIALIST FUNDS QUARTERLY
JUNE 2008

	Page

MACQUARIE



Macquarie Capital and Macquarie Capital Funds

Macquarie Capital Funds Serving the Community Everyday

MACQUARIE

Everyday more than 100 million people use essential services provided by Macquarie Capital Funds



AIRPORTS

+78 million passengers per annum

ROADS

+2.3 million vehicles per day

RAIL

+2.7 million passengers per annum

FERRIES

+6.1 million passengers per annum

BUSES

+290 million passengers per annum

SEA PORTS

+4.2 million standard container units handled per annum

CAR PARKS

+390,000 car spaces



BROADCAST COMMUNICATIONS

+90 million people through television, telephone and radio infrastructure & newspaper services

GAS[1]

+17.1 million households

WATER[1]

+7.3 million households

ELECTRICITY

+3.1 million households

AGED CARE/RETIREMENT VILLAGES

+11,700 beds +8,100 units

DIRECTORIES

+35 million 'yellow pages' distributed

EMPLOYEES

+77,000 across the businesses

1 Includes sub-metering services
As at 31 March 2008

Defining Infrastructure

MACQUARIE

Infrastructure businesses have many attractive characteristics but require significant ongoing management to deliver for the community and for investors

ESSENTIAL SERVICES



- Daily usage, high volume
- Large customer base – households, businesses, passengers, drivers
- Low risk of technological obsolescence
- Community focus

HIGH BARRIERS TO ENTRY



- Long life, high value physical assets
- Significant capital requirements for competitor development
- Long term contracts / concessions
- Often a natural monopoly
- Planning and approval requirements

PREDICTABLE CASHFLOWS



- Concession arrangements
- Long term contracts
- Captive market
- Pricing power, inelastic demand
- Generally low on-going capex
- Low operating costs
- Prices and revenues often set by regulation
- Operating track record and history

CONSISTENT GROWTH



- Long term growth correlated with GDP
- Inflation linked

Investment Sub-Sectors

Many businesses have infrastructure-like investment characteristics such as predictable cash flows

- Over the past decade, Macquarie Capital has sought and found an increasing number of businesses which has infrastructure-like investment characteristics
- Over time, businesses have been acquired and expertise developed in a range of sub-sectors
- The search for businesses with infrastructure-like investment characteristics is ongoing with Macquarie introducing investors to new opportunities

The infrastructure investment spectrum

Throughput	Regulated	[illegible]	Social	
– Roads – Tunnels – Bridges – Airports – Rail Links	– Electricity Distribution – Gas Distribution – Water Distribution	District Energy Renewable Energy Power Generation Communications Towers	– Hospitals – Long-Term Care – Schools – Courthouses – Prisons	Car parks/parking garages Telecoms Systems

Macquarie Capital's Advantage

MACQUARIE

Macquarie Capital's advantage is demonstrated by its track record and active approach to sourcing, investing in and managing businesses that provide essential services

GLOBAL TEAM
Over 2,000 people dedicated to sourcing, analysing and executing opportunities[1]

BUSINESS MANAGEMENT SPECIALISTS
Driving improved operational performance across the businesses and ensuring the delivery of high quality services to over 100 million people around the globe daily

STRONG ALIGNMENT OF INTERESTS
Macquarie and staff investment of $A3.3b in Macquarie Capital Funds, and a robust corporate governance framework

SUPERIOR TRACK RECORD
$A50b[2] in equity under management across 36 funds/vehicles, 115 businesses in 25 countries and a 13%[3,4] return to investors across all vehicles managed by Macquarie Capital Funds since its inception in 1994

1 There is no assurance that any fund managed by Macquarie Capital Funds division would receive any investment opportunities from other divisions of the Macquarie Group.
2 Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie-managed assets. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds.
3 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 30 June 2008 (listed funds as at 30 June 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).
4 Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable calculation date be taken into account, the total IRR would have been 13%

Macquarie Capital Funds Snapshot

MACQUARIE

Sustainable growth delivering superior performance for investors

		1996		June 2008
Funds/vehicles	No.	2	▶	36
Businesses	No.	4	▶	115
Assets under management	$bn	1.6	▶	135[1]
Equity under management	$bn	0.6	▶	50[2]
Offices	No.	1	▶	15
Mac Cap Funds Staff	No.	5	▶	720+
Return to investors	**%**	**NA**	▶	**13% pa[3,4]**
– Listed fund return	%	NA	▶	9% pa[3]
– Unlisted fund return	%	NA	▶	23% pa[3,4]

1. Proportionate EV as at 30 June 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007
2. Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie-managed assets. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds
3. Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted, including managed assets) for Macquarie Capital Funds since inception to 30 June 2008 (listed funds as at 30 June 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets)
4. Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable Calculation Date be taken into account, the total unlisted IRR would have been 22% and the total Macquarie Capital Funds IRR would have been 13%.

Equity and Assets Under Management

MACQUARIE

EUM and AUM growth demonstrate strong investor support

Macquarie Capital Funds Equity Under Management (LHS) and Assets Under Management (RHS)


$A(b)
$A(b)
EUM (LHS)
AUM (RHS)
60
50
40
30
20
10
0
140
120
100
80
60
40
20
0
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07
Mar 08
Jun 08

Macquarie Capital's listed funds have outperformed the major indices over the last 13 years

Listed Macquarie Capital Funds Accumulation Index v Major Indices[1]


Listed MacCap Funds Accumulation Index
S&P/ASX 200 Accumulation Index
S&P500 Total Return Index
FTSE 100 TR
20
18
16
14
12
10
8
6
4
2
0
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Jun 08

AUM: Proportionate EV as at 30 June 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007.
EUM: Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie-managed assets. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds.
1. As at 30 June 2008. Accumulation/Total Return Index assumes reinvestment of all distributions on the ex-distribution date and no further participation in subsequent capital raisings

Macquarie Listed Fund Performance VS Comparable Internally Managed Listed Companies

MACQUARIE

MIG security price vs weighted internally managed index[1]


150%
125%
100%
75%
50%
25%
0%
-25%
MIG AU Equity
Weighted - Internally Managed
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08

MAp security price vs weighted internally managed index[2]


300%
250%
200%
150%
100%
50%
0%
MAP AU Equity
Weighted - Internally Managed
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08

1. Transurban Group, Connecteast Group, Rivercity Motorway Group, Cintra Concesiones De Infraestru, Abertis Infraestructuras, Atlantia Spa, Brisa-Auto Estradas Priv weighted by the earlier of market capitalisation as at 30 June 2003 or listing. Excludes Autoroutes Paris-Rhin-Rhone due to Macquarie investment.
2. Fraport Ag, Gemina, Auckland International Airport, Flughafen Wien Ag, Flughafen Zuerich Ag, Aeroports De Paris, British Airports Authority weighted by the earlier of market capitalisation as at 30 June 2003 or listing. Excludes Kobenhavns Lufthavn and Japan Airport Terminal due to Macquarie investment.

Global Presence

MACQUARIE

115 businesses in 25 countries - unique global positioning, local business teams

EUROPE

UK
Airwave
Arqiva/NGW
Bristol Airport
MEIF Renewables**
East London Bus Group
M6 Toll
Moto (motorway services)
National Car Parks
Red Bee Media
Steam Packet (ferry services)
Thames Water
Wales & West Utilities
Wightlink Ferries

The Netherlands
European Directories**
Obragas Net (gas distribution)

Poland
Deep Sea Container Terminal

Sweden
Arlanda Express

Belgium
Brussels Airport

Spain
Itevelesa (vehicle inspection)

France
Autoroutes Paris-Rhin-Rhône
Trois Sources & Lomont Windfarms
Compteurs Farnier

Germany
GWE (heat and power)
TanQuid (tank storage business)
Techem (utilities allocation)
Warnow Tunnel

Denmark
Copenhagen Airport

Portugal
Tagus Crossings

NORTH AMERICA

Canada
407 ETR
A-25
AltaLink
Cardinal Power
Chapais (biomass facility)
Erie Shores Wind Farm
Edmonton Ring Road
Fraser Surrey Docks
Halterm Limited (Port)
Hydro Power Business
Leisureworld
New World Gaming
Sea To Sky
Whitecourt (biomass facility)

USA
AIR-serv (tyre inflation)
American Consolidated Media
Aquarion Water
Atlantic Aviation (fixed base operations)
District Energy (heating/cooling)
Dulles Greenway
Duquesne Light
FastTrack Parking
Global Tower Partners
Hanjin Container Terminals**
Icon Parking
Indiana Toll Road
International-Matex Tank Terminals
Penn Terminals
Puget Energy*
Skyway
Smarte Carte
South Bay Expressway
The Gas Company
Waste Industries

ASIA

South Korea
Baekyang Tunnel
Busan New Port Container Terminal
C&M (cable TV)
Cheonan Nonsan Expressway
Daegu East Circular Road
Incheon Expressway
Incheon Grand Bridge
Kwangju 2nd Beltway, Section 1
Kwangju 2nd Beltway, Section 3-1
Machang Bridge
SK E&S (gas distribution)
Seosuwon-Osan-Pyungtaek Expressway
Seoul Chuncheon Expressway
Seoul Subway #9
Soojungsan Tunnel
West Sea Power / West Sea Water
Woomyunsan Tunnel
Yongin Seoul Expressway

Japan
Ibukiyama Driveway
Japan Airport Terminal
Toyo Tires Turnpike

China/Taiwan
Changshu Xinghua Port
Hua Nan Expressway
InfraVest Wind Power
Taiwan Broadband Communications



AFRICA & MIDDLE EAST

South Africa
Bakwena Platinum Corridor
Kelvin Power
N3 Toll
N4 Maputo Toll
Neotel

Tanzania
Kilimanjaro Airport

United Arab Emirates
Al Ain Industrial City
ICAD Effluent Treatment Plant
ICAD II
ICAD III

AUSTRALIA & NEW ZEALAND

Australia
AlintaGas Networks
Broadcast Australia
Dampier-Bunbury (gas transmission)
EastLink
Hobart Airport
Macquarie Southern Cross
Multinet
RVG NSW
RVG Victoria
Regis Group
Sydney Airport
Transtoll
United Energy Distribution
Westlink M7
RVG ZIG

New Zealand
Metlifecare
Private LifeCare
Retirement Care NZ

As at 30 June 2008 – the assets listed are managed on behalf of investors with various direct % stakes held in each

* Subject to financing and customary closing arrangements

** MEIF Renewables also located in France and Sweden, European Directories also located in Sweden, Finland, Austria, Czech Republic, Slovakia, Denmark and France. Hanjin Container Terminals also located in Korea, Taiwan and Japan.

Global and Diverse Businesses

MACQUARIE

Macquarie Capital Funds has a globally diverse portfolio of businesses

Businesses by sector


Other
8%
Transport and
related services
8%
Roads
26%
Comms
16%
Airports
14%
Utilities
28%

Businesses by region


North America
19%
Australia/NZ
19%
Europe
58%
Middle East/Africa
<1%
Asia
4%

1 As at 30 June 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007

Listed Investors

MACQUARIE

Macquarie Capital Funds has global and diverse investor support across its listed funds

- 10 listed funds, listed over 5 major stock exchanges

Investors by type


Other
<1%
Retail
20%
Government
1%
Pension/Super
Funds
11%
Institutions
68%

Investors by region


Rest of the World
1%
Asia
12%
Australia/NZ
50%
North America
29%
Europe
8%

Based on market capitalisation plus fully underwritten or committed future raisings. For jointly managed funds, amount is representative of Macquarie's share in JV manager as at 30 June 2008

Unlisted Investors

Macquarie Capital Funds manages unlisted equity of approximately $24bn on behalf of an international range of institutions, pension funds, governments and high net worth clients

- Macquarie's unlisted funds are supported by major pension funds, institutions, governments and high net worth individuals across the globe

Investors by type



Other
1%
High Net Worth
11%
Institutions
18%
Government
4%
Pension/Super
Funds
66%

Investors by region



Rest of the World
2%
Asia
9%
Australia/NZ
16%
North America
27%
Europe
46%

Based on total committed capital less any called capital which has subsequently been returned to investors as at 30 June 2008

Macquarie and Macquarie Capital Funds

The relationship between Macquarie and Macquarie Capital Funds

- 19% of Macquarie Group's operating income for FY08 was derived from funds managed by Macquarie Capital Funds
- Of over 120 businesses acquired by Macquarie Capital managed funds since inception, over 90% of the amount invested in those businesses was invested directly by Macquarie Capital managed funds, not acquired from the Macquarie Group[1,2]

1. As at 31 December 2007
2. Where the fund is in establishment or capital raising phase and does not have capacity to complete the acquisition at time of settlement, Macquarie Group may acquire the business in the interim period. These transactions represent less than 10% of the amount invested by Macquarie Capital managed fund since inception

MACQUARIE



Performance, Operational and Debt Management of the Businesses



Delivering Sustainable Performance

MACQUARIE

Business operating performance drives returns to investors

15%	Weighted average EBITDA growth across the largest ten businesses[1] over the last three years or since acquisition, demonstrating consistent improvement in operating performance
$17bn	Returned to investors since inception through distributions, returns of capital and security buy-backs
13%	Annualised return to investors since inception[2,3], comprising an annualised return of 9% for listed funds and 23% for unlisted
22%	Annualised return delivered by strategic realisations of 13 businesses to third parties. The realisations have delivered approximately 2.3 times the equity invested for the funds and a weighted average realisation premium to directors' valuation of 40%

1. Calculated for the ten largest Macquarie Capital Funds businesses based on proportionate EV as at 30 June 2008. EBITDA growth calculated over the Macquarie holding period, over the last 3 years and weighted by proportionate EV.
2. Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 30 June 2008 (listed funds as at 30 June 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).
3. Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable Calculation Date be taken into account the total Macquarie Capital Funds IRR would have been 13% and the total unlisted IRR would have been 22%

Macquarie Capital Funds' ten largest businesses[1] with a combined enterprise value of $A75billion have experienced continued earnings growth

Business		Acquisition date	Proportionate enterprise value ($Abn)[1]	1 year EBITDA Growth[2]	2 year EBITDA CAGR[2]	3 year EBITDA CAGR[2]
Thames Water	Utility (UK)	Dec 06	19.1	17%[3]	-	-
APRR	Toll road (France)	Feb 06	10.1	13%	11%	-
Arqiva	Communications (UK)	Jan 05	9.9	4%	15%	-
Sydney Airport	Airport (Australia)	Jun 02	9.6	9%	9%	9%
M6 Toll	Toll road (UK)	Sep 00	5.1	14%	20%	27%
407 ETR	Toll road (Canada)	Apr 02	4.8	16%	14%	14%
Airwave	Communications (UK)	Apr 07	4.7	27%	-	-
European Directories	Directories (Europe)	Jul 05	4.5	14%	6%	-
Wales & West	Utility (UK)	Jun 05	3.7	77%[4]	19%	-
Brussels Airport	Airport (Belgium)	Dec 04	3.6	11%	12%	-

1 Proportionate Enterprise Value as at 31 December 2007, based on Macquarie-managed interest
2 Compound annual growth in EBITDA up to the most recent financial year end and over Macquarie Capital Funds holding period
3 Compares YE 31 March 2008 to YE 31 December 2006, due to a change in the company's financial year end.
4 Large growth due to regulatory price increase in 2007

Approach to Acquiring and Managing Businesses

Macquarie is disciplined in acquiring and in managing its businesses

SOURCING, ANALYSING AND ACQUIRING

Experienced global team sourcing, analysing and acquiring businesses

- Businesses are sourced in many ways, including exclusive negotiations, government privatisations and partnering with industry leaders
- Acquisitions are subject to extensive due diligence and must meet stated investment criteria

BUSINESS MANAGEMENT

Team of specialists driving the key strategic and operational activities of the businesses

- More than 200 specialist directors across Macquarie Capital Funds actively managing all aspects of the businesses

CAPITAL MANAGEMENT

Financial expertise to manage capital structure

- Active management of the business capital structure (the appropriate mix of debt and equity) as the business grows, in order to fund future capital expenditure and provide returns to investors

LONG TERM RETURNS TO SECURITY HOLDERS

Industry and Professional Specialists

Over 25% of Macquarie Capital Funds senior executives come from industry or operational backgrounds


ROADS


AIRPORTS


PORTS


CAR PARKS


WATER


ENERGY


sign here:
REGULATORY


UTILITIES


MEDIA


COMMUNICATIONS


AGED CARE


RAIL

Principles of Debt Management

A disciplined and tailored approach to debt management is applied at each business

There are a number of key principles in Macquarie's approach to debt management

1. Determine appropriate debt levels
   - Detailed financial analysis determines the appropriate debt level for a business based on the business's operating environment, cashflow and risk profile
   - Sensitivity analysis ensures there is sufficient headroom under various down-side scenarios (e.g. debt service coverage sensitivities)
   - Many third parties review the analyses and undertake their own analysis to validate the appropriateness of the debt (e.g. bank credit committees, credit rating agencies)
2. Actively manage the debt
   - Actively monitor the business's performance and make appropriate adjustments to debt profiles (e.g. term, interest rate hedging)
3. Establish a non-recourse debt structure
   - Debt at each business is non-recourse to the fund, fund shareholders, other fund investments and Macquarie Group

Business Debt Maturity and Hedging Profile

Macquarie's approach to capital management has resulted in robust maturity and hedging profiles

- Average gearing across all Macquarie Capital Funds managed businesses is 56%
  - Only 2% of debt is held at the fund level
- Only 2% of debt matures in the next 12 months
- Over 89% of debt has been hedged/fixed over the next 12 months

Endorsement of Macquarie's Commitment to the Community

Macquarie is aware of its social responsibilities

...Macquarie Airports was selected on the basis of its demonstrable experience in airport management... this outcome offers significant attractions for the airport, the surrounding region and the broader Belgian economy.

Minister Vande Lanotte,
Brussels Government

... the new management at Thames Water is proving more constructive to deal with... the company has met its leakage target ... this is representative of the positive changes achieved under the new management.

Ken Livingstone, Mayor of London,
in answer to a question in the London Assembly, July 2007



Alignment of Interest and Corporate Governance Framework



Strong Alignment of Interests with Investors

A strong alignment of interests between Macquarie and investors

- Macquarie and its employees have $A3.3bn invested in Macquarie Capital Funds
- 20% of the bonus of all Macquarie Capital Advisers and Funds Executive Directors notionally invested in funds managed by Macquarie Capital Funds

- Fees structure linked to fund and business performance
- Incentive to outperform relevant benchmarks
- Performance of the funds and businesses considered when determining staff remuneration

- For listed Macquarie Capital Funds independent directors comprise a majority of the board
  - only independent directors can vote on related party transactions, which must be undertaken on arms length terms
- Unlisted funds typically have an investor review committee (eg Investor Prudential Review Committee) which must approve all related party transactions and any variations to the fund's investment policy

Extensive regulatory supervision and third party scrutiny

- Macquarie is subject to extensive external regulatory supervision

Alignment of Interests – Significant Co-Investment

MACQUARIE

Macquarie and staff have invested $3.3 billion in Macquarie Capital Funds

MACQUARIE GROUP	MACQUARIE CAPITAL FUND INVESTORS	MACQUARIE EMPLOYEES

Macquarie Group

- Substantial investments in Macquarie Capital Funds at over $A2.9 billion
- Listed fund performance fees reinvested in securities
- Fee income based on performance of funds and returns to investors

Macquarie Employees

- Employees have over $400 million invested in Macquarie Capital Funds
- Bonus incentive structure linked to performance of fund(s) for both advisory and fund employees through common bonus pool
- 20% of the bonus of all Macquarie Capital advisory and funds Executive Directors notionally invested in Macquarie Capital Funds and vests over 10 yrs

* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 30 June 2008 (listed funds as at 30 June 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets). Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable Calculation Date be taken into account, the total IRR would have been 13%

Appropriate and Aligned Fee Structure

MACQUARIE

Macquarie's management fees are in line with, if not below, market

Spectrum of Base Management Fees across the Funds Management Industry

WHOLESALE EQUITY FUNDS	RETAIL EQUITY FUNDS	AUSTRALIAN LISTED PROPERTY	LISTED INFRASTRUCTURE	UNLISTED INFRASTRUCTURE	PRIVATE EQUITY	HEDGE FUNDS
0.2% – 0.8%	0.7% – 2.8%	0.6% – 1%	1.0% - 1.5% **Macquarie: 1.1%**[1]	1.0% - 2.0% **Macquarie: 1.5%**	1.5% – 2.5% **Macquarie: 1.5% - 2.0%**	2.0% + **Macquarie: 1.5% - 2.0%**

Performance Fees – designed to align the interests of Investor and Manager

LISTED FUNDS	UNLISTED FUNDS
20% of outperformance over market benchmark or total return hurdle	**20% of total return (once threshold met)**

1 Weighted average of MIG, MAp, MCG, DUET, MIIF, MIC and MKIF, based on market capitalisation as at 30 June 2008 (except DUET and MKIF which are included as 50% to reflect economic ownership of JV manager)

Commitment to Corporate Governance

MACQUARIE

Macquarie's corporate governance framework is consistent with legal and regulatory requirements and superior to industry benchmarks for some categories of funds

Macquarie's corporate governance framework delivers for investors:

- Independent directors / shareholder representative bodies must approve all related party transactions
  - All listed funds have majority independent board of directors
  - Unlisted funds typically have an investor review committee (eg Investor Prudential Review Committee)
- Fee schedules and mandate terms & conditions for related party transactions subject to external benchmark/third party expert review
- Chinese wall separation between advisory services and funds
- Disclosure as to how Macquarie can be removed or replaced as manager of the fund

Fund Boards and Independent Directors

MACQUARIE

Independent directors comprise a majority of the board for all listed vehicles managed by Macquarie Capital Funds

- Independent directors must satisfy strict independence criteria prescribed by the Macquarie Group Board Governance Committee (comprised of independent directors)
- Independent directors are asked to confirm their independence status on appointment, on an annual basis and to notify at any time if they cease to satisfy the criteria
- Once nominated by the Macquarie Group, board appointments require full fund board approval
- All fund directors have a fiduciary duty to act in the best interests of investors

Unlisted funds have Investor Prudential Review Committees

- Unlisted funds are established with a specific, stated mandate and investment criteria
- Unlisted funds have an Investor Prudential Review Committee, comprised of representatives of major investors in the fund
- Role of the Committee generally includes;
  - Approving related party transactions between the Fund and Macquarie/Macquarie affiliated entities
  - Approving departures from and changes to the Fund's investment mandate
  - Approving the independent auditors of the Fund annually

Related Party Controls and Protocols and Benchmarked Fees for Services

Related-party transactions with Macquarie are clearly identified and undertaken on arm's length terms

- Fee schedules and mandate terms and conditions on related-party transactions are subject to external benchmarking/third-party expert review, unless the independent directors/Investor Prudential Review Committee determine otherwise, on the basis of appropriate market information or practice
- Only independent fund directors/Investor Prudential Review Committee may vote on related-party transactions with Macquarie
- Macquarie directors do not, unless invited to do so by the independent directors/Investor Prudential Review Committee, participate in any discussions on related-party matters
- Chinese wall separation is imposed between advisory services (Macquarie Capital Advisers) and funds management (Macquarie Capital Funds) within Macquarie Capital
- Macquarie Capital managed funds may co-invest from time to time with other Macquarie Group companies or managed entities
- Co-investment arrangements may include pre-emption and tag-along and drag-along rights in favour of each other, including rights which are triggered on removal of Macquarie Group companies as manager or advisor or if the manager or advisor ceases to be part of the Macquarie Group
- Where such arrangements are put in place, the independent directors / Investor Prudential Review Committee or similar independent governing body obtain separate legal advice as necessary and the arrangements are approved by the independent directors / Investor Prudential Review Committee or similar independent governing body and disclosed to investors



Valuations and Distributions

Key Facts – Financial Accounts and Distributions

Key facts on the relationship between financial accounts, revaluation and distributions for Macquarie Capital listed funds

Q: *Do Macquarie Capital listed funds revalue their investments in the accounts to generate accounting profits?*

A: The majority of businesses owned by Macquarie Capital listed funds are not revalued in the accounts. Revaluations do not affect the return received by investors.

Q: *Are distributions funded from revaluation of businesses and accounting profits?*

A: Distributions are funded by cash generated from the businesses through a combination of operating performance and capital management. Capital management initiatives primarily stem from improved operating performance driving increases in free cash flow generation.

Q: *Are Macquarie Capital listed funds' accounts unnecessarily complex?*

A: All Macquarie Capital funds accounts are prepared in accordance with applicable accounting standards. Macquarie Capital listed funds provide additional reporting to improve investor understanding of business performance over time.

Purpose of Valuations

MACQUARIE

Valuations are undertaken for the primary purpose of managing the businesses

- Macquarie Capital Funds undertakes valuations of all of the 115 businesses
- Valuations are undertaken for the primary purpose of managing the businesses
- The valuation process requires detailed analysis including:
  - Identification of the key value drivers, risks and assumptions of the business
  - Sensitivities to changes in key value drivers
  - Comparisons to the industry
- In some instances, valuations are reported in statutory financial reports in accordance with accounting standards
- Valuations of the businesses are undertaken using market accepted methodologies (eg discounted cash flow analysis or AVCAL guidelines for private equity) and are benchmarked/calibrated regularly to third party transactions and other observable benchmarks

Funding of Distributions

MACQUARIE

Distributions are funded by cash from businesses, not revaluations or accounting profits

- Across all Macquarie Capital managed funds, distributions are funded by:
  - Cash flows from business operating performance
  - Cash flows from business capital management as a result of improved operating performance
    - Maintaining robust and appropriate mix of debt and equity
- Accounting revaluations have no impact on fund distributions
  - Revaluations do not generate cash, and cash is required to pay distributions
- The Macquarie Capital managed funds are generally established to enable distribution of all free cashflow (e.g. flow-through trusts and offshore companies)
  - Accounting results do not typically impact the ability to pay distributions


INVESTOR
Distribution
FUND
Cash
BUSINESS

Business Operating Performance Drives Distributions

Since inception, Macquarie Capital Funds have returned over $17[1] billion to investors through distributions, returns of capital and security buy-backs

Across all Macquarie Capital Funds, distributions are funded by:

- Cash flows from business operating performance
- Cash flows from capital management as a result of improved operating performance - maintaining robust and appropriate debt levels at the businesses

Distributions, returns of capital and security buy-backs[1]



$Abn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY02
FY03
FY04
FY05
FY06
FY07
FY08
One-off proceeds 2
Distributions

1 Includes distributions paid by one Macquarie Capital Fund to another where cross holdings exist. For years ending 31 March.
2. Includes one-off proceeds relating to MIG, Hills Motorways, MAG, and FLIERS

Distribution Coverage

A majority of Macquarie Capital Funds distributions are fully covered by operating cash flows

Fund[1]	Stock Exchange	Market Capitalisation ($bn)[4]	Distribution Coverage Commentary
MIG	ASX	5.6	55%[2] – portfolio is weighted to development and ramp-up
MAp	ASX	3.5	75%[3] – intention to broadly align with operating cash by FY2010
MCG	ASX	1.6	Full operating cash coverage
DUET	ASX	1.6	Full operating cash coverage
MIC	NYSE	1.2	Full operating cash coverage[3]
MMG	ASX	0.6	Full operating cash coverage
MPT	TSX	0.4	Full operating cash coverage[3]

1. Excludes Macquarie International Infrastructure Fund (MIIF) and Macquarie Korea Infrastructure Fund (MKIF), which did not publicly release operating cash flow coverage data for the period ending 31 December 2007, and Macquarie Capital Alliance Group (MCAG), which is a private equity fund that does not pay regular distributions.
2. 50-60% expected distribution coverage by proportionate earnings for 12 months to 30 June 2008.
3. Coverage calculated with respect to distributions for the year ending 31 Dec 2007, other funds calculated with respect to distributions for the 6 months ending 31 December 2007.
4. As at 30 June 2008 converted to AUD using the closing exchange rate.

MACQUARIE



Macquarie Capital Funds – Fund Snapshots

All figures provided for IRR and market capitalisation are as at 30 June 2008, except where otherwise indicated.

IRR is the annualised return based on all capital raised, distributions paid and market capitalisation for Macquarie Capital Funds since inception to 30 June 2008.

Business portfolios of funds as at 30 June 2008, except where otherwise indicated.



Macquarie Infrastructure Group

MACQUARIE

A listed fund that invests in toll roads around the world

About MIG (MIG:ASX)	MIG is one of the world's largest private toll road developers, with a significant proportion of its businesses in the development or ramp-up stages, providing strong growth potential. More info: www.macquarie.com/mig	
Performance	IRR: 11.7%[1]	
Business portfolio	**Australia** – Westlink M7 (47.5% interest) **Canada** – Highway 407 ETR (30.0% interest) **UK** – M6 Toll (100% interest) **France** – Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest)	**US** – Skyway (22.5% interest) – South Bay Expressway (50.0% interest) – Dulles Greenway (50.0% interest) – Indiana Toll Road (25.0% interest) **Portugal** – Vasco da Gama Bridge (30.6% interest) – 25th April Bridge (30.6% interest) **Germany** – Warnow Tunnel (70.0% interest)
MIG facts	– Listed: December 1996 – ASX Top 40	– Security holders: Approx 46,000 – Market capitalisation: $A5.6bn

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.

A listed fund that invests in airports globally

About MAp (MAP:ASX)	MAp has acquired a portfolio of high quality airport assets with strategically appealing characteristics such as dominant market position, under-developed commercial opportunities, a capacity to expand services, and potential to increase returns by optimising capital structures. More info: www.macquarie.com/map	
Performance	IRR: 9.7%[1]	
Business portfolio	**Australia** – Sydney Airport (72.1% interest) **Denmark** – Copenhagen Airport (53.7% interest) **Japan** – Japan Airport Terminal co. (14.9%)	**UK** – Bristol Airport (35.5% effective interest) **Belgium** – Brussels Airport (62.1% interest)
MAp facts	– Listed: April 2002 – ASX 50	– Security holders: Approx 37,000 – Market capitalisation: $A3.5bn

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.

A listed fund that invests in communications infrastructure businesses globally

About MCG (MCG:ASX)	MCG invests in communications infrastructure in OECD and OECD-like countries, with potential investments including broadcast transmission towers, wireless communications facilities, and satellite and cable infrastructure. MCG targets businesses with predictable cashflows, revenue growth potential through increased service to new and existing customers, an available significant shareholding, and an experienced management team. More info: www.macquarie.com/mcg	
Performance	IRR: 1.5%[1]	
Business portfolio	**Australia** – Broadcast Australia (100% interest) **UK** – Arqiva/National Grid Wireless (48% interest)[2] – Airwave (50% interest) **US** – Global Tower Partners (28.7% interest)	
MCG facts	– Listed: August 2002 – ASX Top 150	– Security holders: Approx 16,600 – Market capitalisation: $A1.6bn

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008
2 Arqiva acquired 100% of National Grid Wireless in April 2007.

Macquarie Korea Infrastructure Fund

MACQUARIE

A listed fund investing in Korean infrastructure businesses

About MKIF **(088980:KRX, MKIF:LSE)**	MKIF is Korea's first listed infrastructure fund, and is managed by Macquarie Shinhan Infrastructure Asset Management Company Limited, a joint venture between Macquarie and Shinhan Financial Group. MKIF targets investments in infrastructure projects in Korea, primarily PPI projects, such as toll roads, ports and subways. MKIF was established in 2002 as an unlisted fund and subsequently listed on the Korea Exchange and London Stock Exchange in 2006. More info: www.macquarie.com/mkif	
Performance[1]	– IRR (to listing): 31.8% – IRR (since listing): 2.3%	
Business portfolio[2]	**Korea** **(Operating assets)** – Gwangju 2nd Beltway Section 1 (100%) – Gwangju 2nd Beltway Section 3-1 (75%) – Soojungsan Tunnel (100%) – Baekyang Tunnel (100%) – Cheonan-Nonsan Expressway (60%) – Woomyunsan Tunnel (36%) – Daegu 4th Beltway East (85%) – Incheon International Airport Expressway (24.1%)	**(Assets under construction)** – Seoul Subway Line 9 (24.5%) – Seoul-Chuncheon Expressway (15%) – Yongin-Seoul Expressway (35%)[3] – Machang Bridge (49%)[4] – Incheon Grand Bridge (41%) – Seosuwon-Osan-Pyungtaek Expressway (-%)[5] – Busan New Port Phase 2-3 (30%)
MKIF facts	– Established: December 2002 – KRX Top 100	– Security holders: Approx 2,500 – Market capitalisation: KRW2.1 trillion ($A2.1bn)

1 Annualised return based on all capital raised, distributions paid and valuation (IPO proceeds for "to listing", market capitalisation for "since listing").
2 The percentage figure in each business is shown as a percentage ownership of the concession company.
3 MKIF has an option to acquire an additional 32.0% equity interest after two years of operation
4 MKIF has a take-out agreement to acquire the remaining 51.0% of the project equity after construction completion
5 MKIF's investment consists of subordinated loans to the concession company. MKIF has a second ranking pre-emptive right over the issue of new shares and the transfer of existing shares in the concession company (after existing shareholders)

Macquarie Infrastructure Company

MACQUARIE

A listed company that invests in infrastructure businesses in the US

About MIC **(MIC:NYSE)**	MIC is a US-based infrastructure company listed on the New York Stock Exchange that owns, operates and invests in a diversified group of infrastructure businesses in the US. These businesses include airport services, district energy, off-airport parking, gas production and distribution and bulk liquid storage terminals. More info: www.macquarie.com/mic	
Performance	IRR: 3.8%[1]	
Business portfolio	**US** – Atlantic Aviation (100% interest) – FastTrack Airport Parking (87.9% interest) – Thermal Chicago (100% interest) – The Gas Company (100% interest) – International-Matex Tank Terminals (50%) interest)	
MIC facts	– Listed: December 2004 – Security holders: Over 68,000	– Market capitalisation: $US1.1bn ($A1.2bn)

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.

Macquarie International Infrastructure Fund

A listed fund that invests in infrastructure businesses around the world, with a focus on Asia

About MIIF (M41:SGX)	MIIF, listed on the Singapore Stock Exchange, was formed to own and operate a diverse group of infrastructure businesses in Asia and around the world. It has invested directly and indirectly in a portfolio of infrastructure businesses globally, and in the future, it will focus on investing directly in Asian infrastructure businesses. More info: www.macquarie.com/miif	
Performance	IRR: 0.5%[1]	
Business portfolio	**Taiwan** – Taiwan Broadband Communications (20.0% interest) – InfraVest Wind Power (100%) **Canada** – Leisureworld (55.0% interest) **UK** – Arqiva/ National Grid Wireless (8.7% interest)[2] – Macquarie European Infrastructure Fund (6.3% interest)	**China** – Hua Nan Expressway (81% interest) – Changshu Xinghua Port (38.0% interest)
MIIF facts	– Listed: May 2005	– Security holders: Approx 6,900 – Market capitalisation: $S1.0bn ($A790m)

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.
2 Arqiva acquired 100% of National Grid Wireless in April 2007.

Macquarie Media Group™

A listed fund that invests in media businesses globally

About MMG (MMG:ASX)	MMG is an ASX listed media fund which seeks to combine operational expertise from quality media operators with Macquarie's financing and acquisition expertise to access investments across the media sector globally. MMG seeks to provide investors with stable cash yields, the benefits of organic growth through market growth and business performance improvement, as well as growth through acquisition. More info: www.macquarie.com/mmg	
Performance	IRR: (8.5)%[1]	
Business portfolio	**Australia** – Macquarie Southern Cross Media (100% interest) **US** – American Consolidated Media (100% interest)	
MMG facts	– Listed: November 2005 – ASX Top 200	– Security holders: Approx 7,000 – Market capitalisation: $A633m

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.

Macquarie Capital Alliance Group

MACQUARIE

A listed fund investing across a range of industry sectors globally in its own right and as a co-investor alongside Macquarie Group and/or its clients

About MCAG[1] (MCQ:ASX)	MCAG provides an opportunity to co-invest with the Macquarie Group and its clients. MCAG focuses on businesses with privileged market positions and strong growth prospects. It typically looks to hold businesses for the medium term and targets private equity style returns. MCAG has a global mandate with a bias towards OECD countries. More info: www.macquarie.com/mcag	
Performance	IRR: (1.7%)[2]	
Business portfolio	**Australia** – Regis Group (46.0% interest) **US** – AIR-serv (60.3% interest)	**Netherlands** – European Directories (39.0% interest) **UK** – Red Bee Media (65.3% interest)
MCAG facts	– Listed: April 2005	– Security holders: Approx 6,000 – Market capitalisation: $A802m

1 MCAG announced on 16 June 2008 that it had entered into a Scheme Implementation Agreement in relation to a proposal to acquire all the stapled securities of MCAG (Take Private Proposal)
2 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.

DUET Group

MACQUARIE

A listed fund that invests in energy utility infrastructure

About DUET (DUE:ASX)	DUET is an ASX listed owner of energy utility infrastructure assets managed by a 50:50 joint venture company owned by Macquarie and AMP Capital Investors. DUET invests in energy utility businesses in OECD countries that are either regulated or have predominantly contracted revenue streams. DUET targets businesses with predictable cashflows and invests in businesses which provide diversification of energy source, geography, regulatory regimes and operator. More info: www.duet.net.au	
Performance	IRR: 10.4%[1]	
Business portfolio	**Australia** – Multinet Gas Holdings (79.9% interest) – United Energy Distribution (66.0% interest) – Dampier to Bunbury Natural Gas Pipeline (63.4% interest[2]) – AlintaGas Networks (25.9% interest)	**US** – Duquesne Light (29.0% interest)
DUET facts	– Listed: August 2004 – ASX Top 200	– Security holders: Approx 17,000 – Market capitalisation: $A1.6bn

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.
2 As at 31 December 2007. Reducing to 60% as other equity owners pay up their partly paid units

A listed trust investing in North American infrastructure businesses, with an emphasis on power infrastructure and Canadian businesses

About MPT (MPT.UN:TSX)	MPT is a Toronto Stock Exchange listed income fund that invests in North American infrastructure businesses, with an emphasis on power infrastructure and a preference for Canadian businesses. It aims to acquire and actively manage a high-quality portfolio of long-life businesses to improve their financial performance and provide growing and sustainable distributions to unitholders for the long term. More info: www.macquarie.com/mpt
Performance	IRR: 1.6%[1]
Business portfolio	**Canada** – Cardinal (100% interest) – Leisureworld (45% interest) – Erie Shores Wind Farm (100% interest) – Hydro Power Businesses (100% interest) – Whitecourt (biomass facility) (100% interest) – Chapais (biomass facility) (31.3% interest)[2]
MPT facts	– Listed: April 2004 – Unitholders: Approx 19,000 – Market capitalisation: $C383m ($A392m)

1 Annualised return based on all capital raised, distributions paid and market capitalisation since inception to 30 June 2008.
2 31.3% interest in one of Chapais' two classes of preferred shares

Macquarie European Infrastructure Funds – MEIF 1, MEIF 2 and MEIF 3

Unlisted funds investing in European infrastructure businesses

About the MEIFs	The MEIFs are wholesale funds focusing on investments in high-quality infrastructure assets in developed European countries. The MEIFs aim to invest in businesses that provide essential services to the community with strategic competitive advantage and sustainable and predictable cashflows. Investors in the MEIFs are primarily pension funds and other institutional investors seeking long-term, stable returns. MEIF 1 and MEIF 2 are now closed to new investors. MEIF 3 will continue to accept commitments into 2009.
Business portfolio	**Sweden** – Arlanda Express (100% interest) **Belgium** – Brussels Airport (10% interest) **France** – Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest) – Compteurs Farnier (100% interest) **Germany** – Techem A.G. (98.2% interest) – GWE (77.9% interest)[1] **Netherlands** – Obragas/NetH (49% interest) **UK** – Wales & West Utilities (44.6% interest)[2] – MEIF Renewables (100% interest)[3] – Wightlink (100% interest) – Bristol Airport (50% interest) – Thames Water (35.6% interest)[4] – National Car Parks (100% interest) – Arqiva/National Grid Wireless (14.95% interest)[5] – Airwave (50% interest)

MEIFs facts	**MEIF 1**	**MEIF 2**	**MEIF 3**
	– Established: April 2004	– Established: May 2006	– Established: March 2008

1. MEIF 2's interest in GWE will increase to 99% after deferred acquisition of specific interests, expected late 2008.
2 Combined stake. MEIF 1: 31.0%, MEIF 2: 13.6%
3 MEIF Renewables is predominantly UK-based. Comprises EPR Sweden, EPR France, EPRL (UK), RES, Asset Energia Solar and CLP Envirogas.
4 Combined stake. MEIF 1: 12.4%, MEIF 2: 23.2%
5 Arqiva acquired 100% of National Grid Wireless in April 2007. Represents economic interest.

An unlisted Korean infrastructure fund

About MKOF	MKOF was established under Korean Indirect Investment Asset Management Business Act to provide Korean and non-Korean investors with opportunities to invest in infrastructure type businesses such as energy, power, gas, water, cable television, communications, broadcasting, media infrastructure, social infrastructure, transport infrastructure and general infrastructure.
Business portfolio	**Korea** – SK E&S Gas Distribution (49% interest) – Hanjin Pacific Corporation - Japanese, Taiwanese container terminals (40% interest) – West Sea Power/ West Sea Water (100% interest) – C&M (25% interest) **US** – Total Terminals International - US container terminals (40% interest) **Taiwan** – Taiwan Broadband Communications (60% interest)
Details	– First close: Dec 2005

• This factsheet does not constitute a solicitation of capital commitments by MKOF. It is not MKOF's intention to solicit capital commitments via this factsheet.

Macquarie Infrastructure Partners – MIP & MIP II

MACQUARIE

Unlisted funds investing in North American infrastructure businesses

About MIP & MIP II	The MIPs are unlisted funds that intend to earn income directly and indirectly from infrastructure businesses and businesses with similar characteristics. They are closed-ended 10-year funds with possible extensions and invest in businesses located in the United States and Canada. MIP II may also invest in businesses located in Mexico. MIP is closed to new investors, while MIP II is open to new investors.	
MIP Business portfolio	**US** – Aquarion Company (55% interest) – Duquesne Light Holdings (22.1% interest) – Chicago Skyway (22.5% interest) – South Bay Expressway (50% interest) – Dulles Greenway (50% interest) – Indiana Toll Road (25% interest) – Global Tower Partners (56.2% interest) – Penn Terminals (100% interest) – Puget Energy (31.8% interest)[1] – Waste Industries (32.5% interest)	**Canada** – Halterm Limited (100% interest) – Fraser Surrey Docks (100% interest) – A-25 Completion Project (100% interest)
Facts	**MIP** – Established: May 2006	**MIP II** – Established: March 2008

1 Investment is subject to regulatory approval and/or other closings conditions.

An unlisted fund investing in essential infrastructure businesses in North America

About MEAP	MEAP was established to provide Canadian investors with exposure to essential infrastructure businesses across North America, including regulated electricity, water and public-private transportation businesses. MEAP is closed to new investors.
Business portfolio	**Canada** – AltaLink electricity transmission network (23.1% interest) – Sea to Sky Highway Improvement Project (100% interest) – Edmonton Ring Road Project (100% interest) **US** – Aquarion Company (33% interest)
MEAP facts	– Established: May 2003

Retirement Villages Group

MACQUARIE

An unlisted fund investing in retirement village businesses in Australia and New Zealand

About RVG	RVG is an open-ended wholesale fund with a liquidity review every ten years. It is jointly managed by a specialist management company owned by FKP, Australia's largest retirement village owner and operator, and Macquarie Capital. RVG is the largest retirement village provider in the combined Australia and New Zealand market.
Business portfolio	**Australia** – RVG NSW (100% interest) – RVG Victoria (100% interest) – RVG ZIG (100% interest) **New Zealand** – Metlifecare (82% interest) – Private Lifecare (100% interest)
RVG facts	– Established: October 2007

Global Infrastructure Funds

Unlisted funds investing in infrastructure and infrastructure-like businesses in OECD and OECD-like countries

About the funds	GIF II and GIF III are both 10-year, closed-end funds which target businesses characterised by their sustainable competitive advantage, and look to add value to investments through active management. GIF II is closed to new investors while GIFIII is open to new investors.		
Business portfolio	**GIF II** **UK** – Wales & West Utilities (5.2% interest) – Arqiva/National Grid Wireless (0.7% interest)[1] **Belgium** – Brussels Airport (3% interest) **New Zealand** – Retirement Care New Zealand (49.9% interest)	**Poland** – DCT Gdansk (63.8% interest) **Spain** – Itevelesa (38.8% interest) **US** – Duquesne Light (6.6% interest) **France** – French windfarms (100% interest)	**GIF III** **US** – Global Tower Partners (6.6% interest) **Australia** – Hobart International Airport (50.1% interest) **New Zealand** – Retirement Care New Zealand (24.4% interest)
GIFs facts	**GIF II** – Established: Sep 2003		**GIF III** – Established: Dec 2006

1 Arqiva acquired 100% of National Grid Wireless in April 2007. GIF II did not participate in the Arqiva funding for NGW because it was fully invested. As a result, GIF II's economic interest was reduced from 1.4% to 0.7%.

The African Funds

Unlisted funds investing in and developing a diverse range of sub-Saharan infrastructure businesses

About the funds	The African funds are managed by joint ventures between Macquarie and Old Mutual Asset Managers (OMAM) and Kagiso Trust Investments (KTI) of South Africa. South Africa Infrastructure Fund (SAIF) and African Infrastructure Investment Fund (AIIF) have currently invested in a portfolio of infrastructure projects, including toll roads and airports, providing local investors with an opportunity to benefit from the unique characteristics of infrastructure and at the same time contribute to regional infrastructure and economic development. The Kagiso Infrastructure Empowerment Fund (KIEF) is the largest pool of dedicated infrastructure equity, designated as Black Economic Empowerment (BEE) equity in the region.		
Business portfolio	**SAIF** **South Africa** – Trans African Concessions (44.3% interest) – N3 Toll Concessions (28% interest) – Bakwena Platinum Corridor Concessionaire (25% interest) **Tanzania** – Kilimanjaro Airport Development Company (30%)	**AIIF** **South Africa** – Trans African Concessions (23.2% interest) – N3 Toll Concessions (10.2% interest) – Neotel (SNO) (5.4% interest) – Kelvin Power Station (37.2% interest)	**KIEF** **South Africa** – Neotel (SNO) (2.6% interest) – Kelvin Power Station (10.2% interest)
African fund facts	**SAIF** – Established: June 1996	**AIIF** – Established: January 2004	**KIEF** – Established: September 2006



Real Estate Funds

SPECIALIST FUNDS QUARTERLY
JUNE 2008



Macquarie Real Estate provides broad real estate offering

MACQUARIE

A diverse global business with a unique blend of real estate and financial expertise

Macquarie Real Estate Capital

Funds management

- Sponsors, creates and manages specialist listed and unlisted real estate investment trusts in some of the world's major capital markets

Real estate investment banking

- Creates unique real estate opportunities by drawing on market leading expertise and varied capital sources to deliver customised solutions

Land development

- Undertakes various development activities across Australia, Asia, South Africa and the US in the residential and commercial sectors

Asset and property management

- Delivers a range of services encompassing real estate acquisition and disposal, tenant relations, development, refurbishment, facilities and financial management

Real estate research

- Provides strategic advice on opportunities and risks to the real estate businesses and Macquarie Group clients
- Produces Real Estate Market Outlook

Joint ventures

- Participates in joint ventures on development projects, property acquisitions and funds management

Macquarie Real Estate Structured Finance

Structured finance

The Real Estate Structured Finance (RESF) division is a leading provider of financing solutions for real estate projects and clients across all major real estate sectors

Services include real estate project financing including senior and mezzanine debt. RESF also participates with clients as a joint venture partner and has in-house valuation, construction and development expertise to enable it to assess and add value to prospective transactions. RESF can structure tailored finance solutions to suit both private and corporate clients.

Key areas of expertise:

- Real estate project origination
- Real estate project finance underwriting
- Senior debt, mezzanine debt and equity funding
- Joint venture participation
- Risk participation finance
- Debt capital

Business activities

Proven experience across the spectrum of real estate activities

Opportunity identification	Finance & structuring	Securitisation	Funds management	Asset & property management	Development
Sourcing real estate investment opportunities across the globe	Mitigating risks for investors Creating tax efficient structures Using innovative funding solutions to maximise returns	Placing real estate assets into funds Principal/underwriting roles Capital raisings: - listed/unlisted - institutional/retail	Managing listed and unlisted funds	Driving property performance of existing assets through hands on asset and property management including leasing, marketing, refurbishment and redevelopment	Major greenfield developments

Notable successes

• Nine Chinese retail malls for MWREF* • Sale of $2.0b Macquarie ProLogis Trust – US Industrial • MCW's first European acquisitions in Germany and Poland	• Ocean's Edge Palm Cove, Queensland • Freemans Site, London • Long Beach, California	• Macquarie Goodman Hong Kong Logistics Fund* • Macquarie Direct Property Fund • MGPA Fund series*	• Macquarie Real Estate Equity Funds • Macquarie Prime REIT • MGPA Japan Core Plus Fund*	• MCW's Seaford Shopping Centre redevelopment • Formation of Macquarie Real Estate Management Services • MOF leases Goulburn Street, Sydney, increasing occupancy from 86% to 99%	• Urban Pacific's master planned communities of Fernbrooke, Sanctuary, Westwood and Springthorpe • MLE's WhiteWater World • New seven storey building at 2 Market Street, Sydney for MOF

* MWREF, Macquarie Goodman Hong Kong Logistics Fund and MGPA Funds are managed by associates of Macquarie. MGPA Japan Core Plus Fund is managed by MGPA.

A global real estate platform

The Macquarie Real Estate team (including associates):

- **comprises over 1,400 staff located in 31 locations across 15 countries**
- **manages over 700 properties valued at over $A31b**
- **portfolio comprises seven listed and 24 unlisted property vehicles**

UK
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- MGPA

Europe
- Macquarie Office Trust
- Macquarie CountryWide Trust
- MGPA (offices in Germany, Luxembourg and France)

USA
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Macquarie DDR Trust
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Medallist Developments

China
- Macquarie Real Estate Capital
- MGPA
- First China Property Group
- MWREF - shopping malls
- Macquarie Prime REIT

South Korea
- Macquarie Real Estate Capital
- MCO CR-REIT
- Macquarie NPS REIT
- MGPA

Malaysia
- MGPA

Japan
- Macquarie Real Estate Capital
- MGPA
- Macquarie Goodman Asia via J-REP
- Macquarie Prime REIT
- Macquarie Office Trust



Australia
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Macquarie Direct Property syndicates
- MREEF Funds
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Medallist Developments
- Urban Pacific Limited
- St Hilliers JV
- MREMS

South Africa
- Macquarie Real Estate Capital
- Medallist Developments

India
- Macquarie Real Estate Capital
- Milestone Communities

Singapore
- MGPA
- Macquarie Prime REIT
- Macquarie Direct Property Fund

Hong Kong
- Macquarie Real Estate Capital
- MGPA
- Macquarie Goodman Asia

New Zealand
- Macquarie CountryWide Trust
- Macquarie Leisure Trust Group

All figures as at 30 June 2008 and includes associates, includes assets committed but not settled.

Multiple investment strategies

MACQUARIE


Listed / Unlisted Entity Investment
Development
Funds management
Asset services
Business operations
Developed Markets
Core Real Estate
Listed & Unlisted
Office
Retail
Industrial
Residential
Development of Assets
Office
Retail
Industrial
Residential
Emerging markets
China
India
Latin & South America
South Africa
Alternative Real Estate
Wireless Ground leases
Theme parks & marinas
Self storage
Structured debt products
Debt securitisation

- Many niche strategies
- Flexibility in investing strategies:
  - In partnership or in-house
  - Investment in other investment management platforms
  - Investment in adjacent businesses

Fund performance

MACQUARIE

Global Index performance


1000
900
800
700
600
500
400
300
200
100
0
FTSE EPRA/NAREIT Global index
FTSE EPRA/NAREIT Asia Index
FTSE EPRA/NAREIT North America Index
FTSE EPRA/NAREIT Europe Index
S&P/ASX 200 Accumulation Index
FTSE NAREIT US REIT Index
Macquarie REITS
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

- REITs managed by entities within Macquarie Real Estate and its associates have provided high risk-adjusted returns and performed in line with global REIT indices since inception

	Macquarie REITS	FTSE EPRA/NAREIT Global Index	FTSE EPRA/NAREIT Asia Index	FTSE EPRA/NAREIT North America Index	FTSE EPRA/NAREIT Europe Index	S&P/ASX 200 Accumulation Index	FTSE NAREIT US REIT Index
Annualised return since 9/12/93	8.81%	9.97%	7.59%	13.41%	10.95%	9.38%	11.75%
Annual volatility	18.21	19.37	24.24	19.65	24.94	16.47	18.27

Accumulated return on the Macquarie Real Estate & associate managed REITs is calculated assuming that an investor acquired an initial portfolio on 9 December 1993 (weighted by market capitalisation at that date) and then participated (pro rata) in every capital raising undertaken by each Macquarie Real Estate and associate managed REITs over the period shown. Macquarie Real Estate managed REITs currently included in the index are MOF, MCW, MLE, MDT. Past performance is not a reliable indicator of future performance.
Source. Macquarie Real Estate March 2008, Bloomberg, EPRA

Strong growth in assets under management



$A(b)
35
30
25
20
15
10
5
0
Jun-87
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Macquarie Office Trust
Development and Opportunity Funds
Direct Property Trusts
Macquarie Prime REIT
Macquarie Goodman Hong Kong Logistics Fund
Macquarie NPS REIT
Macquarie CountryWide Trust
Macquarie Leisure Trust Group
Macquarie DDR Trust
MWREF
J-REP

These figures exclude the Macquarie Industrial Trust which started with ~$64m AUM and merged with Goodman Hardie to become the Goodman Group which has $18.76b (as at 31 March 2008) in AUM.

Past performance is not a reliable indicator of future performance. All figures as at 30 June 2008 and includes associates.

Global expertise in all major sectors

Assets by sector


Diversified $A2,414m 8%
Leisure $A3,195m 10%
Retail $A8,907m 28%
Office $A11,903m 38%
Residential $A2,381m 7%
Industrial $A2,754m 9%

Assets by region


Australia/NZ $A7,226m 23%
North America $A8,638m 27%
Europe $A2,551m 8%
Asia $A13,139m 42%

All figures as at 30 June 2008 and includes associates.

Strong underlying asset fundamentals

Macquarie REITs are focused on:

- Managing high quality, income producing assets that provide strong cash flows from long term leases
- Delivering enhanced returns through appropriate gearing and risk management policies

Expert asset management delivers long term performance on occupancy and long term leasing profiles

Occupancy



Total portfolio occupancy (%)
100
98
96
94
92
90
88
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
MDT
MCW
MOF*

Lease Expiry Profiles



% of Portfolio Lettable Area Expiring
80%
70%
60%
50%
40%
30%
20%
10%
0%
8.0%
7.5%
2.8%
9.0%
6.4%
7.6%
7.6%
15.1%
7.8%
8.9%
9.5%
6.8%
11.8%
15.8%
8.0%
48.9%
45.7%
67.0%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec -13+
MCW
MOF
MDT

* Includes letters of intent

All figures as at 31 December 2007 unless otherwise stated.

Debt funding and gearing status

Macquarie Real Estate actively manages the debt funding of the funds it manages

- All Funds remain within covenants with debt facilities provided by diverse funding sources
- Debt maturities actively spread to mitigate the effect of changing market conditions

Gearing and interest coverage

	Gearing		Interest Coverage	
	Actual*	Covenant	Actual*	Covenant
MDT	52.7%	<60%	2.3x**	>2.00x
MCW	50.8%	N/A	2.3x	N/A
MOF	43.8%	<60%	2.5x	>2.00x
MLE	32.2%	<45%	4.6X	>4.00x

Macquarie REITs debt maturity profile



A$m
3,500
3,000
2,500
2,000
1,500
1,000
500
0
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
>FY20

* Debt to total assets.

** Excluding unrealised gains and losses.

All figures as at 31 December 2007 unless otherwise stated.

Innovation in Australia and Asia

- Pioneered sector-specific REITs
- Executed the first CMBS program for a REIT to reduce debt costs for investors
- Created the first property trust Reset Preference Units
- First to establish value adding joint ventures for REITs investing in US assets
- Refined the concept of financiers sharing risk with real estate developers, pioneering Risk Participation Loans
- First approved foreign asset management company authorised to manage REITs in Korea
- Successful listing of the first foreign managed REIT in Korea
- Pioneered investment by foreign capital in China's housing boom
- Launched one of the first wholesale funds investing in core retail real estate in China
- Issued the first CMBS secured against a Chinese real estate portfolio
- Stapling of the Macquarie Leisure Trust and operating company to provide investors with exposure to the complete leisure business
- Largest foreign REIT manager in Korea in terms of assets under management

Global leaders and Macquarie Real Estate

- Joint ventures and strategic alliances with some of the world's largest and most successful real estate companies
  - Facilitated growth of existing vehicles offshore
  - Enabled the formation of co-branded property vehicles

Maguire Macquarie Office Trust's joint venture partner in Californian office real estate	BrandywineRealtyTrust Manages US assets in partnership with Macquarie Office Trust	Developers Diversified Realty Macquarie's joint venture partner in the management of Macquarie DDR Trust	NPS National Pension Service Macquarie's co investment partner in South Korea
Principal Global Investors US advisers to Macquarie Office Trust	regency centers Macquarie CountryWide Trust's main joint venture partner in the US	WCP Wireless Capital Partners, LLC Macquarie Real Estate's joint venture partner in US wireless cell towers	Storage King Macquarie Real Estate and MGPA's co-investment partner in the UK self storage real estate sector
JPMorgan Asset Management Macquarie Office Trust's joint venture partner in Wachovia Financial Centre, Miami	Stiles Corporation Macquarie Office Trust's joint venture partner in SunTrust Centre, Tampa	The DESCO Group Macquarie CountryWide Trust's co-investment partner in the US	

Joint venture businesses

MGPA

- MGPA is an independently managed private equity real estate investment advisory company focused on real estate investment in Asia and Europe
- MGPA is owned by its Senior Management Team and the Macquarie Group

Macquarie Goodman Asia

- A 50/50 joint venture between Macquarie and Goodman Group
- Set up in 2005 to establish an industrial real estate management platform in key target Asian markets
- Established the Macquarie Goodman Hong Kong Logistics Fund

Milestone Communities

- A joint venture with Steve Waugh to develop masterplanned sports themed residential communities in India

St Hilliers Property Pty Ltd

- An Australian based property developer and fund manager
- 49% owned by the Macquarie Group

Macquarie Pacific Star

- Joint venture between Macquarie and Investmore Enterprises Ltd.
- Provides Macquarie Prime REIT with property and REIT management services

J-REP

- J-REP is a listed specialist logistics property company offering a range of services including brokerage, research & consulting, development construction, asset & property management

Asset management capabilities

- Macquarie Asset Services Limited is the asset and property management arm of Macquarie Real Estate
- Provides a range of services to Macquarie Real Estate's funds that seek to maximise real estate performance and returns to investors
  - Acquisitions
  - Development management
  - Due diligence
  - Tenant relations
  - Leasing
  - Shopping centre management
  - Property and facilities management
  - Financial operations
  - Budgeting and procurement
  - Regulatory compliance
  - Occupational health and safety services
  - Environmental sustainability
  - Asset redevelopment and refurbishment
  - Disposals


DEVELOPMENT
MASL SERVICE DELIVERY
ASSET MANAGEMENT

Macquarie Real Estate's award winning land development businesses specialise in world class masterplanned communities

UrbanPacific
inspired thinking inspirational places

MEDALLIST

Urban Pacific Limited

- An independently branded wholly owned subsidiary of Macquarie Group
- Recognised leader in conceiving and delivering major residential estates and integrated housing developments in Sydney, Newcastle, Adelaide, Melbourne, Perth, Brisbane and on the Gold Coast
- In 2005 Urban Pacific was awarded an unprecedented three of seven National UDIA awards (Urban Renewal, Masterplanned Development and Environmental Excellence)
- In 2006, Urban Pacific was awarded by FIABCI the 'Creator of the World's Best Address' for its Kensington Banks masterplanned development

Medallist

- The exclusive golf branded real estate specialist owned by Macquarie Group and Greg Norman's Great White Shark Enterprises, and managed by Urban Pacific Limited
- Current active projects in Australia, US and South Africa
- In 2005 Medallist received three gold Best in America Living Awards (BALA) for Community of the Year and the Best Specialty Room for Lakeside Lodge at Wild Heron, Florida

MACQUARIE



Real Estate Funds – Fund Snapshots

Macquarie Office Trust

Leading Australian listed Real Estate Investment Trust investing in high grade office properties in Australia, US, Western Europe and Japan

About MOF (ASX: MOF)	Aims to provide a secure income stream and maximise value in underlying assets through active asset management over the long term Dedicated asset management teams in Australia, Europe and US responsible for asset and portfolio strategy and leasing Management committed to strengthening the balance sheet by reducing leverage with the view to enhance long term unitholder value More info: www.macquarie.com.au/mof
Asset portfolio	43 properties in Australia, Europe, US and Japan including: – No.1 Martin Place, Sydney, Australia (50% interest) – Citigroup Centre, Sydney, Australia (50% interest) – Wells Fargo Center, Denver, Colorado (80% interest) – Wachovia Financial Center, Miami, Florida (50% interest)
Performance	Annualised return since listing: 7.65%
MOF facts	– Listed: December 1993 – Security holders: Approx 29,848 – Market capitalisation: $A1.6b – No. of properties: 43 – Assets under management: $7.0b* – Unit price: $A0.78 – NTA as at 31Dec 2007: $A1.71**

* As at 31 March 2008.
** After period end distributions and excluding deferred tax liability.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie CountryWide Trust

MACQUARIE

A listed Real Estate Investment Trust investing in grocery anchored retail real estate across Australia, New Zealand, US and Europe

About MCW (ASX: MCW)	Aims to provide superior total returns and a secure income stream Emphasis on retail properties anchored by market leading grocery retailers – non-discretionary retail spending Strong track record of maximising property performance through active asset management and redeveloping/refurbishing assets Joint venture with Regency Centers Corporation (NYSE:REG) and the DESCO Group in the US and with a private investor in New Zealand More info: www.macquarie.com.au/mcw
Performance	Annualised return since listing: 8.63%
MCW facts	– Listed: November 1995 – Security holders: 14,666 – Market capitalisation: $A1.2b – No. Properties: 265 – Assets under management: $A5.7b* – Unit price: $A0.90 – NTA as at 31 December 2007: $A1.94**

*As at 31 March 2008.
**After distribution and excluding deferred tax liability.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie Leisure Trust Group

Leading owner and operator of leisure assets in Australia, New Zealand and the US

About MLE (ASX: MLE)	Aims to provide superior total returns and a secure income stream Positioned to capture the operational efficiencies and growth opportunities that arise from being an integrated leisure business Portfolio of 98 properties, including Dreamworld, WhiteWater World, d'AlboraMarinas, AMF Bowling, Kingpin Bowling, Goodlife Health Clubs and Main Event Entertainment in the US More info: www.macquarie.com.au/mle	
Performance	Annualised return since listing: 16.73%	
MLE facts	– Listed: July 1998 – Security holders: 7,895 – Market capitalisation: $A330m – No. of properties: 98 – Assets under management: $A0.8b*	– Unit price: $A1.49 – NTA as at 31 Dec 2007: $A1.80 – Discount to NTA: 17%

* As at 31 March 2008.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie DDR Trust

MACQUARIE

A listed Real Estate Investment Trust investing in high quality value and convenience retail property in the US

About MDT (ASX: MDT)	Aim to deliver secure income with the potential of capital growth Joint venture with Developers Diversified Realty (NYSE:DDR), a leading US owner and manager of value and convenience property Macquarie DDR predominantly targets properties which are: - projected to provide both long term growth and earnings stability -generally located in major metropolitan US markets -anchored by leading value and convenience retailers such as; Wal-Mart, TJX Companies, Kohls, Best Buy, PETSMART and OfficeMax More info: www.macquarie.com.au/mdt	
Performance	Annualised return since listing: (9.69)%	
MDT facts	– Listed: November 2003 – Security holders: 6,435 – Market capitalisation: $A372m – No. of properties: 81 – Assets under management: $A2.5b*	– Unit price: $A0.40 – NTA as at 31 December 2007: $A1.26**

*As at 31 March 2008.
**After distribution and excluding deferred taxes.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie Prime REIT

A Singapore REIT that invests in retail and commercial office assets in prime locations across Asia

About MPREIT	Macquarie Pacific Star, a joint venture between Macquarie and Investmore Enterprises, provides MPREIT with property management and REIT management services The current portfolio consists of - 2 landmark properties on Orchard Road, Singapore - 7 well located prime retail assets in Tokyo, Japan - 1 quality retail-focused asset in Chengdu, China Tenants comprise a range of luxury and high street fashion brands including Chanel, Burberry, Zara, FCUK, GAP and Top Shop More info: www.macquariepacificstar.com
Performance	Annualised return since listing: 4.51%
MPREIT facts	– Listed: September 2005 – Market capitalisation: $S982m – No. of properties: 10 – Assets under management: $S2.2b* – Unit price: $S1.03 – NTA: $S1.61 – FY08 yield: 6.95%**

*As at 31 March 2008.
**Based on MP REIT's closing price at 30 June 2008 and actual annualised distribution for 2Q 2008.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie Central Office CR-REIT

Korean REIT investing in a prime office building

About MCO CR-REIT	Aims to provide stable income and liquidity A listed fund with a five year investment period Macquarie Real Estate's first REIT in Korea and first foreign managed REIT MCO CR-REIT has significantly outperformed original prospectus projections. Distributions currently represent a yield of over 14.4% based on cost (circa 8.2%* based on current share price) Investment in 22-storey Kukdong Building with 75,253sqm of gross floor area in the fringe CBD, Seoul, Korea. The building is within walking distance to major transportation nodes, amenities and entertainment areas
Performance	Annualised return since listing: 32.90%*
MCO CR-REIT facts	– Listed on KRX : January 2004 – Security holders: 1,177 holders – Market capitalisation: $A151m – Asset under management: $A170m** – No. of properties: one commercial/office building – Unit price: KRW9,940

* Based on initial offering price of KRW5,000 and share price as at 30 June 2008 of KRW 9,940 plus all dividends paid to date.
**AUM based on acquisition cost as at listing plus CAPEX to 31 March 2003.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie NPS REIT

A Korean wholesale fund investing in stabilised office and retail properties in Korea

About M-NPS REIT	Long term acquisition driven REIT established in September 2007, with a 10 year fixed life Acquired two office buildings in Seoul, as initial seed assets Aims to provide long-term stable income Co-investment agreement with Korean National Pension Service (NPS) to grow assets under management up to $A1 billion.
M-NPS REIT facts	- Established in September 2007 - Security holders: 2* - Asset under management: $A223m - No. of properties: two commercial/office buildings - Major shareholders: Korean National Pension Service (89.98%) and Macquarie (10.02%)

*Shareholders as at 30 June 2008.
All figures as at 30 June 2008 unless otherwise stated.

Macquarie Goodman Hong Kong Logistics Fund (MGHKLF)

MACQUARIE

Wholesale fund investing in industrial property in Hong Kong

About MGHKLF	Managed by Macquarie Goodman Asia – a joint venture between Macquarie and Goodman Group that expands our funds management platform into Asia Fund has provided an annualised return of 14.2% per annum for its first two years Current portfolio of 16 logistics properties in Hong Kong valued at approximately $A1.1 billion Located in markets adjacent to major logistics infrastructure As the gateway to China, Hong Kong is one of the most important ports for global trade, creating favourable conditions for industrial property ownership On the ground capabilities with approximately 300 staff

Macquarie Direct Property Fund

MACQUARIE

An open ended unlisted fund investing in and actively managing a growing portfolio of direct property, unlisted wholesale funds and listed property securities

About MDPF

Aims to provide regular, tax deferred income and attractive total returns

Invests across real estate sectors with an initial weighting to Australian office markets

Fund size at $A1,093m, up from $A236m at inception (Jan 06)

Committed to more than $A146m of international direct property funds to further diversify the portfolio across China, Hong Kong and Europe

Acquired 45% joint venture interest in two modern Japanese logistics direct properties, one in Tokyo and one near Osaka, alongside Goodman. In March 2008, the investment in the Naruohama direct logistic property near Osaka was sold, netting a gain for MDPF from the investment

Performance

Fund performance to 30 June 2008

Fund size $A1.09b

	Retail	Wholesale
Total return for the year to 30 June 08 *	6.06%	6.39%
Total return since inception (Jan 06) **	18.45%	18.95%
Distribution for June qtr (cpu)	2.25	2.35

* The performance figures are calculated net of fees and assumes distribution reinvestment.
**Cum distribution.

All figures as at 30 June 2008 unless otherwise stated.

Macquarie Property Income Fund

MACQUARIE

An open ended, unlisted fund borrowing to invest in a range of listed property securities

About MPIF

Aims to provide high after tax income (payable quarterly) and capital growth

Seeks to amplify returns from listed property securities through gearing

The Fund's multi-manager investment approach reduces risk and offers access to the skills of leading fund managers – Macquarie Investment Management Limited and Credit Suisse Asset Management Australia Limited

These managers select the underlying property securities while fund borrowings are managed on a daily basis by Macquarie Direct Property

The result has been amplified tax effective income for investors to date with an average annual distribution of more than 14% per annum since the inception of the Fund (June 03)

Performance

Fund performance to 30 June 2008*

Gross Fund size $A67m (ex distribution)

Total return since inception (Jun 03)	(2.25)%
Distribution for Jun qtr	0.382 cpu

*The performance figures are calculated net of fees and assumes distribution reinvestment. All figures subject to final audit confirmation.

All figures as at 30 June 2008 unless otherwise stated.

Macquarie Real Estate Equity Funds are a series of wholesale real estate development funds

About MREEF

MREEF combines the financial capability, resources and skills of Macquarie with leading and experienced local development partners

Series of funds allowing investors to source development and value add opportunities across a wide range of sectors

Expected to roll out new funds to meet pipeline and investor demands

Macquarie Real Estate manages and invests in the funds, which are currently participating in projects with an end value of more than $A3.05b

When fully invested, the forecast gross development value across the whole series of funds is expected to be more than $A3.64b

MREEF facts

Fund	Launched	Equity Subscribed $Am	No. Projects
MREEF1	Feb 2002	33	4
MREEF2	June 2003	50	5
MREEF3	Sep 2004	65	7
MREEF4	Aug 2004	35	4
MREEF5	Dec 2005	117	11
MREEF6	Dec 2007	70	0
MREEF7	Dec 2007	69	5
Total		**439**	**36**

All figures as at 30 June 2008.

MGPA unlisted funds

Closed end private equity real estate capital wholesale funds

About MGPA unlisted funds

Lend Lease Global Properties SICAF

- $US529m of equity commitments
- Combined gross asset value of more than $US2.6b since inception (Fund's share)
- At full investment 87 properties in 12 countries across Asia and Europe
- Single assets, portfolios, operating companies and developments
- Currently in divestment phase, only one assets remaining

MGPA Global Fund II

- $US1.3b of equity commitments (two thirds Asia, one third Europe)
- 73 properties in 11 countries since inception (five properties realised to date) with an investment amount of $US4.5b*

MGPA Japan Core Plus Fund

- $US865m equity raised – 54% committed
- Purchased or committed to acquire 64 properties across the residential, office and retail sectors (one property realised to date), with a current investment amount of $US1.4b*

MGPA Global Fund III

- $US5.2b equity raised
- 44% committed with nine properties in seven countries and an investment amount of $A5.5b*

MGPA is an associate of Macquarie.

* Figures as at 30 June 2008.

Macquarie owns 49% of St Hilliers Property, manager of three unlisted enhanced property funds and has completed development projects worth more than $A1b

About St Hilliers Enhanced Property Funds	St Hilliers Property is a leading Australian private property developer of commercial, industrial, bulky goods and residential projects with completed development projects worth more than $A1b Established funds management platform in 2004 with currently three unlisted enhanced property funds

St Hilliers Enhanced Property fund 1 (SHEP 1)

- Closed in December 2004 with $A23.6m in equity raised
- Property end value of $A63.3m
- Fund wound up in March 2008 with return to investors after fees and expenses of 17.5% per annum

SHEP 2

- Closed in March 2006 with $A20.0m in equity raised
- Property end value forecast of $A61.8m
- Return on equity target of 15%

SHEP 3

- Closed September 2007 with $A50m in equity raised
- Property end value forecast of $A130.0m
- Return on equity target of 15%

St Hilliers Development to Core Fund

- Closed May 2008 with $A200m in equity raised
- Fund will target investments in commercial office, industrial, bulky goods and retail assets ranging in size from $A25 to $A150m

MWREF

MACQUARIE

One of the first core retail property wholesale funds investing in the People's Republic of China (China).

About MWREF	Long term investment in a geographically diversified and growing portfolio of core China retail property Launched in November 2006 Comprising nine shopping mall assets in nine cities across China Joint venture between a leading Chinese nationwide developer and Macquarie bringing together a track record of China real estate property management and development capabilities together with international funds management expertise Strategically positioned fund to take advantage of economic growth and sustained increases in consumer demand in China The fund targets attractive total returns and stable income toward the top end of returns for core funds

J-REP is a Japanese based logistics property specialist providing a range of brokerage, asset management, funds management and development services

About J-REP	J-REP has been listed since June 2006 on the high growth and emerging companies dedicated Mothers Board of the Tokyo Stock Exchange
	J-REP has a current market capitalisation of ¥17.7 billion ($A174 million) with assets under management of ¥163 billion* ($A1.6 billion)
	In May 2007, Macquarie and Goodman Group made a strategic entity level investment into J-REP via the acquisition of a 52.9% majority stake in J-REP through Macquarie Goodman Japan Pte Limited ("MGJ")
	Properties managed by J-REP are diversified across Japan, with the majority (53%) located in the greater Kanto region with 65% of the properties over 30,000sqm. A total of 45% of the portfolio consists of development assets

*As at 20 May 2008.

All figures as at 30 June 2008 unless otherwise stated.

MACQUARIE



Funds List

SPECIALIST FUNDS QUARTERLY

JUNE 2008

Funds List - Assets under Management

The tables in this section provide information that can be used as a general basis for the calculation of funds management base fees. It also indicates Macquarie's ownership of the management company and holding in the relevant fund.

Funds management base fees for Real Estate funds, Non-specialist funds and certain Infrastructure and Other specialist funds are closely aligned with the AUM measure. However, base fees of most Infrastructure funds and various Other specialist funds are more closely aligned to an equity under management (EUM) measure, which is explained overleaf and shown in the table on page 106

	Ownership of management company (%)	Listing date	Stock Exchange/ASX Code	Holding (%)[2]	Assets under management[1] As at Jun 08 $Am	Mar 08 $Am	Sep 07 $Am
Specialist funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar 04	Listed on NYSE	-	202	230	301
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	-	632	718	823
Total listed Infrastructure					834	948	1,124
Total unlisted Infrastructure					1,506	1,692	2,712
Total Infrastructure (excluding those disclosed in EUM)					2,340	2,640	3,836
Real Estate							
J-REP managed funds[3]	26	Jun 06	Listed on TSE	26	387	433	221
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	20	173	191	213
Macquarie CountryWide	100	Nov 95	MCW	10	5,361	5,688	5,226
Macquarie DDR	50	Nov 03	MDT	2	1,216	1,276	1,321
Macquarie Leisure Trust Group	100	Jul 98	MLE	5	828	832	760
Macquarie Prime REIT	50	Sep 05	Listed on SGX	26	879	904	695
Macquarie Office	100	Nov 93	MOF	7	6,704	6,940	6,477
Total listed Real Estate					15,548	16,264	14,913
Total unlisted Real Estate					7,332	7,268	3,801
Total Real Estate					22,880	23,532	18,714
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	2	194	256	445
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	-	34	33	76
Total listed Other					228	289	521
Total unlisted Other					7,942	7,851	8,723
Total Other (excluding those disclosed in EUM)					8,170	8,140	9,244
Non-specialist funds							
Retail	100	Unlisted			20,486	20,739	21,601
Wholesale							
Macquarie Funds Management	100	Unlisted			37,139	37,753	44,092
Brook Asset Management[4]	100	Unlisted			961	1,060	660
Total Non-specialist funds					58,586	59,552	66,353

1. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager.

2. Holding at 30 June 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities

3. J-REP Co. Limited is a listed fund manager on the Tokyo stock exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore, its fund management activities

4. In February 2008, Macquarie acquired the remaining 51% of Brook Asset Management.

Equity under Management

The Macquarie Capital Funds business tracks its funds under management using an Equity Under Management (EUM) measure. EUM is considered the most appropriate measure as the calculation of Macquarie Capital Funds' base management fee income is closely aligned with EUM. EUM differs from the Macquarie-wide AUM measure and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments	Face value of TICkETS and of exchangeable bonds
Managed assets[1]	Invested capital at measurement date

1. Managed assets include
a) third party equity invested in Macquarie Capital Funds managed assets where management fees may be payable to Macquarie, and
b) interests in assets held directly by Macquarie and managed by Macquarie Capital Funds, acquired with a view that they may be sold into new or existing Macquarie Capital Funds managed funds


EUM
Underwritten or committed future capital raisings
Market capitalisation
EUM
Committed capital
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 June 2008, this applied to Macquarie Korea Infrastructure Fund and Diversified Utility and Energy Trust (DUET), which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

Funds List – Equity under Management

MACQUARIE

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management As at Jun 08 $Am	Mar 08 $Am	Sep 07 $Am
Listed funds							
ConnectEast Group	100[2]	Nov-04	CEU	<1	**1,360**	2,002	2,093
DUET Group	50	Aug-04	DUE	6	**786**	929	1016
Macquarie Airports	100	Apr-02	MAP	22	**3,540**	5,551	7,476
Macquarie Capital Alliance Group	100	Apr-05	MCQ	20	**802**	536	1,010
Macquarie Communications Infrastructure Group	100	Aug-02	MCG	19	**1,600**	2,204	3,125
Macquarie Infrastructure Company	100	Dec-04	Listed on NYSE	7	**1,186**	1,433	1,903
Macquarie Infrastructure Group	100	Dec-96	MIG	16	**5,577**	6,683	7,732
Macquarie International Infrastructure Fund	100	May-05	Listed on SGX	11	**790**	815	1,070
Macquarie Korea Infrastructure Fund	50	Mar-06	:ed on KRX and LSE	4	**1,048**	1,201	1,394
Macquarie Media Group	100	Nov-05	MMG	24	**633**	791	924
Macquarie Power & Infrastructure Income Fund[3]	100	Apr-04	Listed on TSE	<1	**392**	425	533
Total Macquarie Capital Funds equity under management – Listed funds					17,714	22,570	28,276
Unlisted funds							
Macquarie European Infrastructure Fund I and II					**10,087**	10,557	9,818
Macquarie Infrastructure Partners					**4,175**	4,380	4,506
Macquarie Korea Opportunities Fund					**1,211**	1,348	1,247
Other unlisted funds					**8,429**	7,672	3,906
Total Macquarie Capital Funds equity under management – Unlisted funds					**23,902**	23,957	19,477
Less Macquarie Capital Funds funds' investments in other Macquarie Capital Funds funds					(323)	(446)	(564)
Total Macquarie Capital Funds equity under management – Listed and unlisted funds					**41,293**	46,081	47,189
Hybrid instruments[4]					**1,838**	1,848	1854
Macquarie managed assets – Invested capital[5]					**6,378**	7,112	7,195
Total Macquarie Capital Funds equity under management					**49,509**	55,041	56,238

1. Holding at 30 June 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
2. ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust ("the trusts"), for which it is paid a fee of approximately $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.
3. Excludes Class B exchangeable units.
4. Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and Exchangeable Bonds issued by Macquarie
5. Includes $A0.6 billion of equity invested by Macquarie in assets managed by Macquarie Capital Funds.

MACQUARIE



Base & Performance Fee Basis

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
DUET Group (DUE)	1.00% pa	Of Net Investment Value (NIV)[1]	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Macquarie Airports (MAP)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	MSCI World Transportation Infrastructure Index (excluding MAp) in local currency	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Capital Alliance Group (MCQ)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward
Macquarie Communications Infrastructure Group (MCG)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation Index	20% of out-performance	Scrip, subject to six months notice of any variation	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward

[1] NIV for any quarter equals: average market capitalisation of the Fund over the last 10-20 trading days (as relevant) of the quarter (or entire quarter for MKIF); plus amount of any external borrowings (excluding borrowings from the POWERS Trust for DUET) by the Fund at the end of the quarter (excluding asset level borrowings,; plus amount of any firm commitments to make further investments at the end of the quarter; less fund level cash at the end of the quarter.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate

Base and Performance Fee Basis - Listed Macquarie Capital Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Infrastructure Company (MIC)	1.50% pa 1.25% pa 1.00% pa	Of the first $US500 million of NIV Of the next $US1 billion of NIV In excess of $US1.5 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	Weighted average of the MSCI US IMI/Utilities Index and the MSCI Europe Utilities Index (in US dollars) based on net asset value split between investments in the US and Europe	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Infrastructure Group (MIG)	1.25% pa 1.00% pa	Of the first $A3 billion of NIV In excess of $A3 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 300 Industrials Accumulation Index	15% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued out-performance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Macquarie International Infrastructure Fund (MIIF)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	The portion of fees received by other Macquarie entities for MEIF, in relation to MIIF's holding of the investment is deducted from the MIIF base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate.

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Korea Infrastructure Fund (MKIF)	*If (NIV + firm commitments)*[4] *is less than or equal to KRW1.5 trillion* 1.15% pa 1.25% pa *If (NIV + firm commitments)*[4] *is greater than KRW1.5 trillion* 1.15% pa 1.05% pa 1.25% pa 1.10% pa	 Of firm commitments *plus* Of NIV Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments *plus* Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments *plus* Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV *plus* Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV	Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip to the extent permitted by law	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[4] NIV for MKIF does not include firm commitments.

Base and Performance Fee Basis - Listed Macquarie Capital Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Media Group (MMG)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	6% plus Annual CPI Change	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Power & Infrastructure Income Fund (MPT)	$C1,775,000 pa (CPI adjusted) plus negotiable increment for further assets acquisitions		Monthly in arrears	Distributable cash per security exceeds benchmark	Distributable cash of $C0.95 per security per annum	25% of excess distributable cash	Cash	Annually	N/A

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.

Listed Real Estate Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie CountryWide Trust (MCW)	0.45% pa	Of total assets of the Trust up to $A700 million	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Retail Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance	Paid by issue of units in Trust	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
	0.40% pa	Of total assets of the Trust over $A700 million				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie DDR Trust (MDT)	0.45% pa	Of total assets of the Trust	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares) or in cash in certain circumstances	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three year period). Any underperformance in prior periods must be earned back before a performance fee becomes due
		Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie Leisure Trust Group (MLE)	0.20% pa	Of total assets of the Trust	Calculated six monthly, in arrears	Trust performance measured every year compared with benchmark performance	50% of S&P/ASX Property 300 Index and	10% of increased unitholder value between 5-10% pa outperformance	Paid by issue of units in Trust	Annually	The total annual fee will not exceed 2.5% of the volume weighted average market capitalisation of MLE during the year. Any underperformance in prior periods must be earned back before a performance fee becomes due
	3.50%	Amount available for distribution to unitholders			50% of the S&P/ASX Small Ordinaries Index (both accumulation)	15% of increased unitholder value above 10% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		

Base and Performance Fee Basis - Listed Real Estate Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Prime REIT (MPREIT)	0.5% pa	Value of Trust Property[1]	Six monthly, with quarterly payment in arrears for scrip payment	Trust performance measured every six months compared with benchmark performance	An accumulation index based on all the REITs contained in the FTSE Allcap Singapore universe (excluding MMP REIT)	5% of total increase in unitholder value from outperformance	Paid by issue of Trust units or cash in certain circumstances	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
						15% of increased unitholder value above 2% pa performance	Issue price of units based on the 10-day weighted average price of units sold on the Singapore Stock Exchange around the end of period date		
Macquarie Office Trust (MOF)	0.45% pa	Of total assets of the Trust up to $A1 billion	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Office Property Trust accumulation index	5% of total increase in unitholder value from outperformance	Paid by issue of units in Trust	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any Underperformance in prior periods must be earned back before a performance fee becomes due
	0.40% pa	Of total assets of the Trust over $A1 billion				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie Central Office Corporate Restructuring REIT (MCO CR REIT)	11.3%	11.3% of profit before tax of fund before deduction of the base fee	Six monthly, with bi-annual payment	Trust performance will be measured at the end of the five year fund term in December 2008	Subject to investors achieving an IRR of 11.5% over the five year fund term, ending December 2008	40% of any excess over investor IRR hurdle of 11.5% over the five year fund term after deduction of the disposition fee payable and other selling costs.	Cash	At the end of the five year fund term, ending December 2008	MCO CR REIT is also entitled to receive a disposition fee of 25% of the capital gain earned on the sale of the asset subject to a minimum investor IRR of 11.5% over the five year fund term. The capital gain being the excess sales price less acquisition price plus capital expenditure on the asset less costs related to the sale.

[1] For non direct real estate related assets (investments in shares or units in entities which own real estate assets), Trust Property includes the value of the equity invested by MMP, where MMP owns >30% of the real estate related asset.

Where MMP owns >30% of a real estate related asset, Trust Property includes MMP's proportionate interest in the value of the underlying real estate of any entity which comprises the real estate related asset.

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD)	Macquarie earns advisory fees of 0.60% pa of all assets within the core portfolio; an additional 0.60% pa of all unlisted assets within the portfolio; and a further 0.05% pa on total assets over $US250 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A
Macquarie Global Infrastructure Total Return Fund (MGU)	Macquarie earns advisory fees of 1.00% pa of total assets up to $US300 million; 0.9% pa of total assets between $US300 million and $US500 million; 0.65% of total assets over $US500 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A

MACQUARIE



Glossary

$A/AUD	Australian Dollar
$C	Canadian Dollar
$S	Singapore Dollar
$US	United States Dollar
1H	First Half
1Q	First Quarter
2H	Second Half
AIIF	African Infrastructure Investment Fund
APRR	Autoroutes Paris-Rhin-Rhone
ASX	Australian Securities Exchange
AUM	Assets under Management
BALA	Best in America Living Awards
BEE	Black Economic Empowerment
bn	Billion
CAPEX	Capital Expenditure
CBD	Central Business District

CEML	ConnectEast Management Limited
CMBS	Commercial Mortgage Backed Securities
CPI	Consumer Price Index
cpu	Cents per unit
DDR	Developers Diversified Realty
DRP	Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPRA	European Public Real Estate Association
ETR	Express Toll Route
EU	European Union
EV	Enterprise Value
FY	Full year ended 31 March
GDP	Gross Domestic Product
GIF II/GIF III	Global Infrastructure Fund/Global Infrastructure Fund II

JV	Joint Venture
KIEF	Kagiso Infrastructure Empowerment Fund
KRW	Korean Won
KRX	Korea Exchange
KTI	Kagiso Trust Investments
LSE	London Stock Exchange
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCO CO-REIT	Macquarie Central Office CR-REIT
MCW	Macquarie CountryWide Trust
MDPF	Macquarie Direct Property Fund
MDT	Macquarie DDR Trust
MEAP	Macquarie Essential Assets Partnership

MEIF/ 2/ 3	Macquarie European Infrastructure Fund / 2 / 3
MGHKLF	Macquarie Goodman Hong Kong Logistics Fund
MGJ	Macquarie Goodman Japan Pte Limited
MGPA	MGPA Funds
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP I & MIP II	Macquarie Infrastructure Partners I & II
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MMPR/MMP REIT	Macquarie MEAG Prime REIT
M-NPS REIT	Macquarie NPS REIT
MOF	Macquarie Office Trust
MPIF	Macquarie Property Income Fund
MPT	Macquarie Power Income Fund

MQG	Macquarie Group Limited
MREEF	Macquarie Real Estate Equity Fund
MSCI	Morgan Stanley Capital International
MWREF	Wholesale Fund - Chinese retail assets
NAREIT	National Association of Real Estate Investment Trusts
NGW	National Grid Wireless
No.	Number
NTA	Net Tangible Assets
NYSE	New York Stock Exchange
NZ	New Zealand
OECD	Organisation for Economic Cooperation and Development
OMAM	Old Mutual Asset Managers
PPI	Public Private Initiative
Qtr	Quarter
REG	Real Estate Group
REIT	Real Estate Investment Trust

RESF	Real Estate Structured Finance
RVG	Retirement Villages Group
S&P	Standard & Poor's
SAIF	South Africa Infrastructure Fund
SGX	Singapore Stock Exchange
SHEP 1	St Hilliers Enhanced Property Fund 1
TICKETS	Tradeable Interest-Bearing Convertible to Equity Trust Securities
TSX	Toronto Stock Exchange
UK	United Kingdom
US/USA	United States of America

END